UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

MDU COMMUNICATIONS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

582828109

(CUSIP Number)

Dennis J. Olle

Carlton Fields, P.A.

Bank of America Tower of International Plaza

100 SE Second Street, Suite 4000

Miami, FL 33131-2114

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 582828109	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Riviera-Enid Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 570,000 (2)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 570,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.08%
14	TYPE OF REPORTING PERSON PN

1.	Shares were previously owned prior to entering into the RELP Option described in Items 4 and 6 of this Schedule 13D.
2.	Under the limited irrevocable proxy described in Items 4 and 6 of this Schedule 13D, the reporting person retains voting control with respect to the shares under certain circumstances.

SCHEDULE 13D

CUSIP No. 582828100	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Gary J. Frohman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 15,000
8 SHARED VOTING POWER 2,064,933 (2)(3)
9 SOLE DISPOSITIVE POWER 15,000
10 SHARED DISPOSITIVE POWER 2,064,933 (2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,079,933 shares of Common Stock (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.93% (3)
14	TYPE OF REPORTING PERSON IN

1.	Shares were previously owned prior to entering into the RELP Option described in Items 4 and 6 of this Schedule 13D.
2.	Under the limited irrevocable proxies described in Items 4 and 6 of this Schedule 13D, the reporting person retains voting control with respect to the shares under certain circumstances.
3.	Includes shares held by Riviera-Enid Limited Partnership and Alan W. Steinberg Limited Partnership described in Item 4 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 582828109	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Alan W. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,064,933 (2)(3)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,064,933 (2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,064,933 shares of Common Stock (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.90% (3)
14	TYPE OF REPORTING PERSON IN

1.	Shares were previously owned prior to entering into the RELP Option described in Items 4 and 6 of this Schedule 13D.
2.	Under the limited irrevocable proxies described in Items 4 and 6 of this Schedule 13D, the reporting person retains voting control with respect to the shares under certain circumstances.
3.	Includes shares held by Riviera-Enid Limited Partnership and Alan W. Steinberg Limited Partnership described in Item 4 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 582828100	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Thomas M Yehle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,064,933 (2)(3)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,064,933 (2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,064,933 shares of Common Stock (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.90% (3)
14	TYPE OF REPORTING PERSON IN

1.	Shares were previously owned prior to entering into the RELP Option described in Items 4 and 6 of this Schedule 13D.
2.	Under the limited irrevocable proxies described in Items 4 and 6 of this Schedule 13D, the reporting person retains voting control with respect to the shares under certain circumstances.
3.	Includes shares held by Riviera-Enid Limited Partnership and Alan W. Steinberg Limited Partnership described in Item 4 of this Schedule 13D.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to shares of common stock, $0.001 par value per share (“Common Stock”), of MDU Communications International, Inc., a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 60 Commerce Way, Unit D, Totowa, New Jersey 07512.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of Riviera-Enid Limited Partnership, a Florida limited partnership (“RELP”), and its general partners, consisting of Messrs. Gary J. Frohman, Alan W. Steinberg, and Thomas M. Yehle (collectively, the “General Partners”). RELP is a privately-held limited partnership which invests in various types of securities for the benefit of its investors. 40% of RELP’s funds are invested in the Alan W. Steinberg Limited Partnership, a New York limited partnership which is operated by the same general partners as RELP (“AWS”). Mr. Steinberg serves as the managing general partner of RELP. Each of Messrs. Steinberg, Frohman and Yehle is a citizen of the United States and their principal occupations consist of managing limited partnerships which invest in securities for the benefit of its investors. RELP and Messrs. Steinberg, Frohman and Yehle are sometimes referred to collectively herein as the “Reporting Persons.” The principal executive offices of RELP, and the business address of each of the General Partners is 1501 Venera Avenue, Suite 205, Coral Gables, FL 33146.

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

RELP purchased the Common Stock of the Issuer as identified in Item 5 below for an aggregate purchase price of $1,068,723.50. The purchase price was paid out of the working capital of RELP. No payments were made to RELP or by RELP in connection with the Option or the Proxy described in Items 4 and 6 of this Schedule 13D.

Item 4.	Purpose of Transaction

RELP originally acquired the Common Stock for invement purposes. Subsequently RELP has entered into a Stock Option Agreement, dated April 20, 2009, by and among RELP and DED Enterprises, Inc., a Florida corporation (“DED Enterprises”), Carpathian Holding Company, Ltd. (“CHC”); Nevis, and Carpathian Resources, Ltd.: Australia (“CPN”), pursuant to which RELP has granted DED Enterprises an option (the “RELP Option”) to purchase up to 570,000 shares of Common Stock (the “Optioned Shares”) at a purchase price of $0.48 per share. CHC owns 100% of the outstanding common stock of DED Enterprises and CPN owns 100% of the common stock of CHC. The RELP Option, which is immediately exercisable, expires on March 9, 2012. In the event that DED Enterprises or its affiliates should exercise the RELP Option and subsequently resell the Optioned Shares to a non-affiliate of DED Enterprises, DED Enterprises shall pay to RELP 50% of the difference between the amount realized from the sale of those Optioned Shares sold (net of commission) and the exercise price paid by DED Enterprises for those Optioned Shares sold. Notwithstanding the foregoing, RELP may sell the Optioned Shares to a third party (a) if it provides DED Enterprises with a right of first refusal, and (b) upon sale, RELP pays to DED Enterprises 50% of the proceeds (net of commissions) received per share in excess of $0.48 from such sale (and if such sales price does not exceed 0.48 per share, net of commission, no amounts will be paid to DED Enterprises).

6 of 10 Pages

In connection with the grant of the RELP Option, RELP also provided DED Enterprises with a limited irrevocable proxy to, subject to certain restrictions, vote any and all shares of Common Stock held by RELP (the “RELP Proxy”). The RELP Proxy expires on April 20, 2010. Generally, the RELP Proxy provides DED Enterprises with the right to vote the shares of Common Stock subject thereto in its sole discretion, except that DED Enterprises is not permitted to vote with respect to matters that (i) would adversely affect the rights of RELP as a shareholder of the Issuer, (ii) involve significant transactions between DED Enterprises, its parent entities, or any parties related thereto, or (iii) involve a merger, consolidation, recapitalization, liquidation, sale of substantially all of the assets of, or other similar transactions involving, the Issuer.

Simultaneously with the grant of the RELP Option and the RELP Proxy to DED Enterprises, AWS entered into similar arrangements with DED Enterprises, CHC and CPN relating to the 1,494,933 shares of Common Stock held by it. In this regard, AWS entered into a Stock Option Agreement, dated April 20, 2009, by and among AWS, DED Enterprises, CHC, and CPN pursuant to which AWS has granted DED Enterprises an option (the “AWS Option”) to purchase up to 1,494,933 shares of Common Stock at the same purchase price of $0.48 per share and a limited irrevocable proxy to, subject to the same restrictions contained in the RELP Proxy, vote any and all shares of Common Stock held by AWS (the “AWS Proxy”). However, under the terms of the AWS Proxy, if DED Enterprises, its parent entities, or any of their affiliates (the “Acquirers”) should obtain a controlling interest (as defined therein) in the Issuer; then AWS would have the right to designate a director nominee to the Board of Directors of the Issuer and the Acquirers and their affiliates would be required to vote or cause to be voted all shares of the Issuer’s voting securities over which they have voting power or authority, directly or indirectly, in favor of the election of such director nominee.

Although AWS has such rights and its arrangement with the Acquirers, neither the RELP Option nor the RELP Proxy provides RELP the right to designate a director nominee to the Issuer’s board of directors.

The above description of the arrangements and relationships established under the RELP Option and the RELP Proxy should in no way be considered to be an affirmation or an admission by the Reporting Persons of the existence of any group as it relates to RELP or the shares of Common Stock owned by it for purposes of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 (the ‘Exchange Act”), or Rule 13d-5(b)(1) promulgated thereunder. Descriptions of the RELP Option and the RELP Proxy throughout this Schedule 13D are qualified in their entirety by reference to the RELP Option included as Exhibit 99.1 to this Schedule 13D and the RELP Proxy included as Exhibit 99.2 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Except as described in this Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) change in the present board of directors or the management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

7 of 10 Pages

RELP continually analyses its investment in the Issuer and reserves the right to change its intentions with respect to any of the foregoing.

Item 5.	Interest in Securities of Issuer

(a) RELP beneficially owns 570,000 shares of Common Stock, representing approximately 1.08% of the outstanding Common Stock of the Issuer (based on the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on April 2, 2009).

Because of the shared rights to vote the equity securities of the Issuer under the terms of the RELP Proxy, RELP may be deemed to be part of a group under the Exchange Act with DED Enterprises and the Acquirers, which group, due to its voting power, collectively has beneficial ownership over 15,097,333 shares of Common Stock, or 28.51% of the outstanding Common Stock (based on Amendment No. 1 to Schedule 13D filed by DED Enterprises, CHC and CPN with the Securities and Exchange Commission on April 22, 2009).

By virtue of their direct control over RELP and AWS, each of the General Partners may be deemed to have indirect beneficial ownership over the 570,000 shares of Common Stock held by RELP and 1,494,933 shares of Common Stock held by AWS. Further, because of the shared rights to vote the equity securities of the issuer under both the RELP Proxy and the AWS Proxy, and the potential right to designate a director nominee to the Issuer’s board of directors under the AWS Option, each of the General Partners may be deemed to be part of a group under the Exchange Act with the Acquirers, which group, due to its voting power, collectively has beneficial ownership over 15,097,333 shares of Common Stock, or 28.51% of the outstanding Common Stock (based on Amendment No. 1 to Schedule 13D filed by DED Enterprises, CHC and CPN with the Securities and Exchange Commission on April 22, 2009).

In addition to the foregoing, Mr. Frohman owns 15,000 shares of Common Stock which are held by him for his personal account and which are not subject to any of the agreements described herein.

Each of the Reporting Persons disclaims any beneficial ownership of the shares other than those that are subject to the provisions of the RELP Option and the RELP Proxy (and, in the case of the General Partners, the shares subject to the AWS Option and the AWS Proxy), and nothing herein shall be deemed to be an admission of any of the Reporting Persons that any of them is the beneficial owner of any shares which are otherwise beneficially owned by the Acquirers, their affiliates, or any other persons with which they have arrangements with respect to the Common Stock.

(b) RELP has shared voting power (with respect to only those matters referenced in Item 4 to this Schedule 13D) and shared dispositive power with respect to 570,000 shares that its holds as the record owner. By virtue of the RELP Option and the RELP Proxy, RELP does not have sole voting or dispositive power over any shares of Common Stock.

Each of the General Partners, by virtue of their control positions with RELP and AWS, has shared voting power (with respect to only those matters referenced in Item 4 to this Schedule 13D) and shared dispositive power with respect to 2,064,933 shares that RELP and AWS collectively hold as the record owners. Because of the terms and conditions of the RELP Option, the RELP Proxy, the AWS Proxy and the AWS Option, none of the General Partners have sole voting or dispositive power over the shares of Common Stock owned by RELP or AWS.

In addition to the foregoing, Mr. Frohman beneficially owns 15,000 shares of Common Stock which are held by him for his personal account and which are not subject to any of the agreements described herein.

8 of 10 Pages

Other than as described herein, none of the Reporting Persons has the right to vote or dispose of any shares of Common Stock.

(c) Other than as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) RELP shares the right to a portion of the proceeds from the sale of the Optioned Shares pursuant to the terms of the Option.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See “Item 4. Purpose of the Transaction” for a summary description of the RELP Option and the RELP Proxy, which descriptions are qualified in their entirety by reference to the respective agreements which are filed as exhibits hereto. A copy of the AWS Option is filed as Exhibit 99.1 attached hereto and the AWS Proxy is filed as Exhibit 99.2 attached hereto, and each of such documents is incorporated by reference to this Item 6.

Based solely on the Amendment No. 1 to Schedule 13D filed by DED Enterprises, CHC and CPN with the Securities and Exchange Commission on April 22, 2009, it is RELP’s understanding that the Acquirers have entered into a series of agreements with Ronald D. Ordway and affiliated entities (“Ordway”) pursuant to which Ordway (i) sold 2 million shares of Common Stock to CHC and CPN, (ii) granted an option to sell up to 11,032,400 shares of Common Stock to the Acquirers at $0.48 per share, and (iii) granted an irrevocable proxy to DED Enterprises to vote any and all shares of Common Stock held by Ordway. The terms and conditions of such option and proxy are set forth in greater detail in the above-referenced Amendment No. 1 to the Schedule 13D of the Acquirer. Neither RELP nor any of the General Partners were involved in the negotiation or execution of these agreements and do not assume or accept any responsibility for the accuracy of the disclosures contained in any of the filings made under the Securities and Exchange Commission by any of the Acquirers.

Other than the RELP Option, the RELP Proxy, the AWS Proxy, and the AWS Option, none of the Reporting Person is aware of any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to the securities of the Issuer required to be described herein.

Item 7.	Material to Be Filed as Exhibits

The following documents are incorporated by reference as exhibits:

99.1	Stock Option Agreement, dated as of April 20, 2009, by and between Riviera-Enid Limited Partnership, DED Enterprises, Inc., Carpathian Holding Company, Ltd.; Nevis, and Carpathian Resources, Ltd.: Australia.

99.2	Limited Irrevocable Proxy, dated April 20, 2009, of Riviera-Enid Limited Partnership provided to DED Enterprises, Inc.

9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2009		RIVIERA-ENID LIMITED PARTNERSHIP

	By:	/s/ Gary J. Frohman
Gary J. Frohman,
General Partner

/s/ Gary J. Frohman
Gary J. Frohman individually and as general partner of Riviera-Enid Limited Partnership

/s/ Alan W. Steinberg
Alan W. Steinberg individually and as general partner of Riviera-Enid Limited Partnership

/s/ Thomas M. Yehle
Thomas M. Yehle individually and as general partner of Riviera-Enid Limited Partnership

10 of 10 Pages

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Stock Option Agreement, dated as of April 20, 2009, by and between Riviera-Enid Limited Partnership, DED Enterprises, Inc., Carpathian Holding Company, Ltd.; Nevis, and Carpathian Resources, Ltd.: Australia.

99.2	Limited Irrevocable Proxy, dated April 20, 2009, of Riviera-Enid Limited Partnership provided to DED Enterprises, Inc.